Exhibit 99.1

Neptune Announces New Strategic Partnership with American Media LLC.

LAVAL, QC, Oct. 4, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT) is pleased to announce a new strategic partnership with American Media LLC ("American Media") to help support the growth of Neptune's brands in the U.S., including Forest Remedies™, and OceanO3®.

American Media owns and operates leading celebrity and health & fitness media brands such as Men's Journal®, Us Weekly®, OK!, Life & Style and enthusiast brands including Powder, Surfer and Bike. Their portfolio of brands has a combined total circulation of 5.7+ million and reach 53+ million readers each month. American Media's wide reach in mobile and online media is impressive with 65+ million unique visitors and 762+ million page views monthly.

Under the terms of the partnership agreement, American Media will provide advertising and creative services to Neptune to support the marketing and commercialization of Neptune's consumer-facing brands in the U.S. American Media will also have the opportunity to become a shareholder in Neptune. Neptune will issue to AMI 3,000,000 warrants(1), each warrant allowing the holder to purchase one common share of Neptune at an exercise price of US$8.00 per share and with a 5-year expiration date. The warrants will vest proportionally to the services rendered by AMI. Upon exercise of the warrants AMI will be required to hold the shares acquired for a minimum of 6 months. Neptune expects to leverage most of the advertising services provided by American Media in the next twelve months.

"American Media's pedigree and reach will accelerate the growth of Neptune's consumer-facing products into the U.S. retail landscape. We are excited to have American Media join the Neptune family," said Michael Cammarata, CEO of Neptune. "In August, we created Neptune Ventures, our venture capital arm, to foster strategic partnerships. Today's announcement will help us achieve our mission to redefine health and wellness by utilizing hemp-derived ingredients beyond just consumption. We see hemp-derived applications for beauty, personal care and home care. This further enhances our ability to build a diverse customer base which includes hemp, nutraceutical and consumer package goods companies."

"We are very excited to partner with Neptune as American Media's vast portfolio of brands are uniquely positioned to further influence the extraordinary growth potential, and momentum, of the Company. We look forward to our continued collaboration, and success, in this high growth industry," said American Media Senior Vice President of Corporate Development, Dylan Howard.

Neptune currently sells hemp-derived CBD products under the Forest Remedies™ brand, which includes balms, roll-ons and massage oils, and plans to broaden its portfolio of hemp-derived products in the future.

(1)The issuance of warrants discussed in this press release is subject to the Toronto Stock Exchange approval.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Neptune's wholly owned subsidiary, 9354-7537 Quebec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbooke, Quebec. With the recent acquisition of SugarLeaf, the Company now has a U.S.-based hemp extract supply chain supported by a 24,000 square-foot facility located in North Carolina. Neptune and SugarLeaf combined bring decades of experience in the natural products sector to the legal cannabis and hemp industry. Leveraging its scientific and technological expertise, The Company as a whole focuses on the development of value-added and differentiated products for the Canadian, U.S. and global cannabis and hemp markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans," or which refer to expectations, projections or other characterizations of future events or circumstances, to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Media Request: Sabrina Di Blasio, Neptune Wellness Solutions, 514.258.8183, s.diblasio@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 06:30e 04-OCT-19